THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT an annual general and special meeting (the “Meeting”) of the shareholders of The Real Brokerage Inc. (the “Corporation”) will be held at 133 Richmond Street West, Suite 302, Toronto, Ontario on Thursday, August 20, 2020 at 10:00 a.m. for the following purposes:

1. to receive the audited financial statements of the Corporation for the year end dated December 31, 2019 and the accompanying report of the auditors;

2. to appoint auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the auditors’ remuneration, as more fully described in the management information circular (the “Management Information Circular”) accompanying this notice of Meeting;

3. to elect the directors of the Corporation to serve until the close of the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed;

4. to consider, and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving an amended and restated stock option plan for the Corporation in the form attached as Schedule “C” to the Management Information Circular;

5. to consider, and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving a new restricted share unit plan for the Corporation in the form attached as Schedule “D” to the Management Information Circular; and

6. to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of July 16, 2020, the record date, are entitled to notice of the Meeting and to vote at the meeting and at any adjournment or postponement thereof.

IMPORTANT

With respect to the current COVID-19 outbreak, REAL asks that, in considering whether to attend the meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel- coronavirus-infection.html).

REAL strongly encourages shareholders not to attend the meeting in person and instead to vote their shares by proxy. Any person who is experiencing any of the described COVID- 19 symptoms of fever, cough or difficulty breathing or has travelled in the 14 days prior to the Meeting will not be permitted entry into the meeting. REAL may take additional precautionary measures in relation to the meeting in response to further developments in the COVID-19 outbreak in its sole discretion.

SHAREHOLDERS MAY CONFERENCE INTO THE MEETING BY ZOOM (BUT WILL NOT BE PERMITTED TO VOTE OVER ZOOM IN THIS MANNER) AT:

Join from a PC, Mac, iPad, iPhone or Android device:

https://us02web.zoom.us/j/84743958925

Meeting ID: 847 4395 8925

Or join by phone by calling one of the below numbers and entering the meeting ID (for higher quality, dial a number based on your current location):

Canada: +1 647 558 0588, +1 647 374 4685, +1 587 328 1099, +1 438 809 7799, +1 204 272 7920, +1 778 907 2071

United States: +1 646 876 9923, +1 312 626 6799, +1 646 876 9923, +1 312 626 6799, +1 301 715 8592, +1 669 900 6833, +1 253 215 8782, +1 346 248 7799, +1 408 638 0968

Additional international numbers are available at https://us02web.zoom.us/u/kB40yxPF

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE CORPORATION AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON’S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWELDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE CORPORATION OR ITS, DIRECTORS OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Despite the foregoing, it is desirable that as many common shares as possible be represented at the Meeting. If you do not expect to attend in person and would like your common shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid, all instruments of proxy must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc., at its principal office at 100 University Ave, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

DATED at Toronto, Ontario this 16th day of July, 2020.

By Order of the Board of Directors of The Real Brokerage Inc.

(signed) “Tamir Poleg”
Tamir Poleg Chief Executive Officer